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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III
FACING PAGE

SEC FILE NUMBER
8-69765

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/18___ AND ENDING ___03/31/19___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Market Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) **SEC Mail Processing**

___85 Broad Street___
(No. and Street)

JUN 1 3 2019

___New York___　　　　　　___NY___　　　　　　___10004___
(City)　　　　　　　　　　(State)　　　　**Washington DC** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Jean C. Demay___　　　　　　　　　　　　　　　___(917) 924-9812___
　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Crowe LLP___
(Name - if individual, state last, first, middle name)

___488 Madison Avenue, 3rd Floor___	___New York___		___NY___　___10022___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)



Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm

[x] Facing Page.

[x] Statement of Financial Condition.

[ ] Statement of Income.

[ ] Statement of Changes in Member's Equity.

[ ] Statement of Cash Flows.

[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.

[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report.

[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).

[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ] Rule 15c3-3 Exemption Report

[ ] Supplemental Report on Internal Control required by Regulation 1.16 of the CFTC (Futures
      Commission Merchant)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Graham Gordon, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Market Securities, LLC at March 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President _____ Graham Gordon

Title

Subscribed and sworn
to before me _____ May 30th, 2019



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of Market Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Market Securities, LLC (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Market Securities, LLC's auditor since 2019.

New York, New York
May 30, 2019

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2019

Assets

Cash	$ 725,312
Due from clearing broker	315,744
Commissions receivable	878,062
Fees receivable	235,750
Property and equipment, net of accumulated depreciation of $44,320)	69,893
Due from affiliate	42,155
Other assets	97,849
Total assets	$ 2,364,765

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 135,865
Accrued compensation	1,008,426
Accrued professional fees	60,000
Liabilities subordinated to claims of general creditors	400,000
Total liabilities	1,604,291

Commitments and Contingencies

Member's equity	760,474
Total liabilities and member's equity	$ 2,364,765

The accompanying notes are an integral part of this financial statement.

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2019

1. Organization and Business

Market Securities, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on March 8, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Market Securities Holdings, Inc. (the "Parent").

The Company acts as a broker for U.S. institutional customers in the purchase and sale of U.S. equity securities. All transactions are cleared through a clearing broker on a fully disclosed basis. The Company is also permitted to act as an intermediary pursuant to SEA Rule 15a-6 in foreign equity, debt and options transactions; and the distribution of research.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
Effective April 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of April 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2019

2. **Summary of Significant Accounting Policies (continued)**

Contract assets and liabilities
The Company had outstanding receivables, from customers, relating to commission revenue aggregating $610,940 and $878,062 at April 1, 2018 and March 31, 2019, respectively. Additionally, the Company has fees receivable for market commentary of $-0- and $235,750 at April 1, 2018 and March 31, 2019, respectively.

Substantially all balances at April 1, 2018 have been collected during the period.

The Company had no contract liabilities at April 1, 2018 or March 31, 2019.

Cash
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Commissions and fees receivable
Commissions receivable are comprised of amounts due for processed trades and fees receivable related to amount owed for market commentary. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and writes off amounts which collection is considered to be doubtful. At March 31, 2019, management believed no valuation allowance was warranted.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is recognized based on a straight-line depreciation method over the estimated useful life of the assets.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

At March 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for all years.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2019

3. Property and Equipment

Property and equipment at March 31, 2019 consists of:

Computer equipment	$	84,888
Furniture and fixtures		7,193
Leasehold improvements		22,132
		114,213
Less: Accumulated depreciation and amortization		(44,320)
	$	69,893

4. Customer Transactions

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

5. Transactions with Related Parties

The Company maintains a Service Level and Expense Sharing Agreement (the "Agreement") with an Affiliate (the "Affiliate") whereby the affiliate provides connectivity and technology support, operations, accounting and legal support, compliance services, human resources and risk management services. Additionally, the Affiliate will bear all initial IT infrastructure costs, FINRA application costs, and the costs of certain registered persons. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliate for any or all costs that the Affiliate has paid on behalf of the Company through March 31, 2019.

The amount due from affiliate has been netted off against amount owed to affiliate as of March 31, 2019 and the remaining net balance is included in due from affiliates in the accompanying statement of financial condition. This balance contains direct cost recharges along with service charges as per the expense sharing agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. **Subordinated Borrowings**

The Company borrowed $200,000 pursuant to a Subordinated Loan Agreement, from an affiliate, that matures on August 11, 2020 and carries and interest rate of 2% per annum. The Company borrowed an additional $200,000 from the same affiliate maturing in September 2020 and also carries a 2% annual interest rate.

The Subordinated Loan is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid.

7. **Due from clearing broker**

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000. Due from clearing broker includes all cash balances and net commissions held at this broker.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

8. **Commitments**

The Company occupies office space pursuant to a non-cancellable membership agreement which expires August 31, 2019. The future minimum annual payments from April 1, 2019 through August 31, 2019, under this agreement, are approximately $131,000.

The Company also has a security deposit of $40,350 relating to the membership.

9. **Concentration**

Substantially all cash assets of the Company are held primarily by two banks and a single clearing broker dealer.

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2019

10. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company had net capital of $744,096 which exceeded the required net capital of $250,000 by $494,096.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At March 31, 2019, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $45,000 by $699,096.

11. **Recent Accounting Pronouncements**

In May 2016, FASB issued ASU 2016-02 – Leases. The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on April 1, 2019. The effect of grossing up the assets and liabilities as of April 1, 2019 will be approximately $104,000.

12. **Significant Risk Factors**

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as a principal or agent. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

13. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since March 31, 2019 and determined that there are no material events that would require disclosure in the Company's financial statements.